Exhibit 3
Commonwealth Bank of Australia ACN 123 123 124 MEDIA PRESENTATION OF FULL YEAR RESULTS For 30 June 2006 Ralph Norris CHIEF EXECUTIVE OFFICER 9 August 2006

The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation, 9 August 2006. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Disclaimer

Agenda Highlights CEO Priorities & Measures Outlook Questions

Highlights Very good result - Cash NPAT of $4,053 million Good volume growth across the business Focus on profitable growth Successful delivery of WnB and good progress on new strategic initiatives

Highlights

Good full year result Cash EPS 264.8 Cash EPS 304.6 15% Scorecard Jun 06 Volume Growth ?? Interest Margin ? Non Int.Income ? Expenses ? Credit Quality ?? Tax ? Cash EPS ?? Cash NPAT Jun 05 Banking Funds Mgt Insurance S/H investment returns WnB Profit on sale of HK Cash NPAT Jun 06 $3,492m Cash profit pre HK Jun 06 314 49 59 (111) $3,908m 145 $4,053m 105

Highlights - dividend Dividend (cents per share)

Highlights - market position

Which New Bank - A Success Technology transformation Delivered ahead of schedule Within budget Financial and Productivity Customer Satisfaction Targets not yet achieved But Customer complaints down 22% since Dec '05 June '06 complaints down 40% on June '05 * Number revised to 12% during program All numbers on an AGAAP equivalent basis

CEO Priorities & Measures Customer Service Business Banking Technology & Operational Excellence Trust & Team Spirit Superior operating and financial results Australia's finest financial services organisation

Customer Service Roll out of Sales and Service programme (SUCCESS) well underway Increased resourcing in customer facing roles Launch of new competitive products and Saturday trading Some leading indicators showing positive trends Internal measurements will track and measure customer advocacy scores Management KPIs linked to customer satisfaction scores

Business Banking Management and structural changes better align business with customer needs Business bankers back into the branches CommSee for Business roll out now complete Commbiz being rolled out to key customers over next 3 months Range of metrics being measured including customer satisfaction (advocacy scores), market share and profitability

Technology & Operational Excellence Appointment of new IT Head to lead Group wide Technology Successful renegotiation of EPS component of EDS contract Re direct spend from operational to value creation initiatives New corporate services function to drive bank-wide cost management culture Objective is to move underlying IT/CBA Opex ratio to world class benchmark levels over next 3 years

Trust & Team Spirit Recent management changes strengthen the leadership team while building greater collaboration across the Group Focus on developing people through investment in talent and training Introduction of a number of initiatives for our people Continuing measurement of progress using internal engagement surveys Greater focus on the Bank's support for the wider community

2007 outlook Good result with earnings momentum going into new fiscal year Continuing real progress made with strategic initiatives Mainly positive outlook for the domestic economy Competitive environment for financial services Confident in our ability to deliver solid profitable growth

Commonwealth Bank of Australia ACN 123 123 124 MEDIA PRESENTATION OF FULL YEAR RESULTS For 30 June 2006 Ralph Norris CHIEF EXECUTIVE OFFICER 9 August 2006